OMB APPROVAL
OMB Number: 3235-0287
Expires: January 31, 2005
Estimated average burden hours per response...0.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Russell, John S. (Last) (First) (Middle)		Quintiles Transnational Corp. QTRN

	4709 Creekstone Drive Suite 200 (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			September 16, 2002

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Durham NC 27703 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form Filed by One Reporting Person
			☒	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)
				Executive VP, General Counsel, Corporate Secretary

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock													1,388 (17)		D

	Common Stock													422.903 (18)		I		by QTRN ESOP Trust

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Stock Option (right to buy)		$38.25

	Stock Option (right to buy)		$53.375

	Stock Option (right to buy)		$53.375

	Stock Option (right to buy)		$41.625

	Stock Option (right to buy)		$42.4375

	Stock Option (right to buy)		$42.4375

	Stock Option (right to buy)		$35.875

	Stock Option (right to buy)		$35.875

	Stock Option (right to buy)		$18.9375

	Stock Option (right to buy)		$22.00

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	01/01/01	01/01/08		Common Stock	12,000				12,000		D

	04/30/99	12/31/08		Common Stock	1,440				1,440		D

	(1)	12/31/08		Common Stock	7,123				7,123		D

	05/19/01	05/19/09		Common Stock	5,000				5,000		D

	05/15/00	06/07/09		Common Stock	862				862		D

	(2)	06/07/09		Common Stock	2,859				2,859		D

	05/15/00	08/15/09		Common Stock	1,119				1,119		D

	(3)	08/15/09		Common Stock	4,036				4,036		D

	11/05/01	11/05/09 (16)		Common Stock	19,100				19,100		D

	05/15/00	11/15/09		Common Stock	717				717		D

Explanation of Responses:

(1) Options vest 25% on 12/31/99, 50% on 12/31/00, 75% on 12/31/01, and 100% on 12/31/02.
(2) Options vest 25% on 06/07/00, 50% on 06/07/01, 75% on 06/07/02, and 100% on 06/07/03.
(3) Options vest 25% on 08/15/00, 50% on 08/15/01, 75% on 08/15/02, and 100% on 08/15/03.
(4) Options vest 25% on 11/15/00, 50% on 11/15/01, 75% on 11/15/02, and 100% on 11/15/03.
(5) Options vest 25% on 02/15/01, 50% on 02/15/02, 75% on 02/15/03, and 100% on 02/15/04.
(6) Options vest 25% on 04/24/00, 50% on 04/24/01, 75% on 04/24/02, and 100% on 04/24/03.
(7) Options vest 25% on 12/31/01, 50% on 12/31/02, 75% on 12/31/03, and 100% on 12/31/04.

/s/ Tammy B. Stogner	September 18, 2002
**Signature of Reporting Person	Date
By: Tammy B. Stogner, Attorney in Fact For: John S. Russell

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Stock Option (right to buy)		$22.00

	Stock Option (right to buy)		$29.9375

	Stock Option (right to buy)		$29.9375

	Stock Option (right to buy)		$14.375

	Stock Option (right to buy)		$14.25

	Stock Option (right to buy)		$13.4375

	Stock Option (right to buy)		$13.4375

	Stock Option (right to buy)		$18.875

	Stock Option (right to buy)		$25.25

	Stock Option (right to buy)		$25.25

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(4)	11/15/09		Common Stock	5,484				5,484		D

	(5)	02/15/10		Common Stock	3,934				3,934		D

	05/15/00	02/15/10		Common Stock	567				567		D

	(6)	04/24/10		Common Stock	15,000				15,000		D

	04/15/02	04/15/10		Common Stock	539				539		D

	(7)	05/04/10		Common Stock	117,398				117,398		D

	05/15/01	05/04/10		Common Stock	16,788				16,788		D

	(8)	03/31/11		Common Stock	22,157				22,157		D

	07/31/01	06/30/11		Common Stock	2,456				2,456		D

	(9)	06/30/11		Common Stock	16,237				16,237		D

Explanation of Responses:

(8) Options vest 25% on 03/31/02, 50% on 03/31/03, 75% on 03/31/04, and 100% on 03/31/05.
(9) Options vest 25% on 06/30/02, 50% on 06/30/03, 75% on 06/30/04, and 100% on 06/30/05.
(10) Options vest 25% on 09/30/02, 50% on 09/30/03, 75% on 09/30/04, and 100% on 09/30/05.
(11) Options vest 25% on 12/31/02, 50% on 12/31/03, 75% on 12/31/04, and 100% on 12/31/05.
(12) Options vest 25% on 03/31/03, 50% on 03/31/04, 75% on 03/31/05, and 100% on 03/31/06.
(13) Options vest 25% on 05/06/03, 50% on 05/06/04, 75% on 05/06/05, and 100% on 05/06/06.
(14) Options vest 25% on 06/15/03, 50% on 06/15/04, 75% on 06/15/05, and 100% on 06/15/06.

/s/ Tammy B. Stogner	September 18, 2002
**Signature of Reporting Person	Date
By: Tammy B. Stogner, Attorney in Fact For: John S. Russell

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Stock Option (right to buy)		$14.60

	Stock Option (right to buy)		$16.05

	Stock Option (right to buy)		$17.75		03/31/02				A	V		23,522

	Stock Option (right to buy)		$14.20		05/06/02				A	V		6,849

	Stock Option (right to buy)		$13.09		06/15/02				A	V		32,078

	Stock Option (right to buy)		$9.76		09/16/02				A			44,674

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(10)	09/30/11		Common Stock	28,998				28,998		D

	(11)	12/31/11		Common Stock	25,952				25,952		D

	(12)	03/31/12		Common Stock	23,522				23,522		D

	(13)	05/06/12		Common Stock	6,849				6,849		D

	(14)	06/15/12		Common Stock	32,078				32,078		D

	(15)	09/16/12		Common Stock	44,674				44,674		D

Explanation of Responses:

(15) Options vest 25% on 09/16/03, 50% on 09/16/04, 75% on 09/16/05, and 100% on 09/16/06.
(16) In prior Form 4 and Form 5 filings, the reporting person reported the incorrect “expiration date” for this option. The correct expiration date is 11/05/09.
(17) Includes 117 shares acquired under the Quintiles Transnational Corp. Employee Stock Purchase Plan (50 for the quarter ended March 31, 2002; and 67 for the quarter ended June 30, 2002).
(18) Includes 54.398 shares allocated in March 2002 to the reporting person’s account under the Quintiles Transnational Corp. Employee Stock Ownership Plan.

/s/ Tammy B. Stogner	September 18, 2002
**Signature of Reporting Person	Date
By: Tammy B. Stogner, Attorney in Fact For: John S. Russell

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.